SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 1)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

03168L105
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Akram Mahesh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
26,856,413

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
26,856,413

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,856,413

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Number of shares is number of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”) of Amneal Pharmaceuticals, Inc. (the “Issuer”).

(2)
The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 306,542,608 shares of Class A Common Stock outstanding, as described in the Issuer's Quarterly Report on Form 10-Q, filed on August 9, 2024.

Item 1(a).	Name of Issuer:

Amneal Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

400 Crossing Boulevard
Bridgewater, NJ 08807

Item 2(a).	Name of Person Filing:

 Akram Mahesh

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Tattva Fiduciary Company
100 West Liberty Street, 10th Floor
Reno, NV 89501

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock of the Issuer

Item 2(e).	CUSIP Number:

03168L105

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Common Stock that are beneficially owned by the Reporting Person as of September 30, 2024.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Common Stock that are beneficially owned by the Reporting Person as of September 30, 2024.

(c)
See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Common Stock that are beneficially owned by the Reporting Person as of September 30, 2024 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Schedule 13G is filed solely to report the Reporting Person’s deemed beneficial ownership of the shares of Class A Common Stock of the Issuer held by certain trusts (the “Trusts”) of which Tattva Fiduciary Company (“Tattva”) is the sole trustee.  The Reporting Person is the sole owner of Tattva.  The Reporting Person does not otherwise have beneficial ownership of any shares of Class A Common Stock of the Issuer.  Each Trust may have the right to receive dividends from, or the proceeds from the sale of, the shares of Class A Common Stock that are held by such Trust.  No individual Trust has an interest in any shares of Class A Common Stock that relates to more than five percent of the outstanding Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

/s/ Akram Mahesh
Akram Mahesh